Exhibit 10.28

        Amendment to CoVest Bancshares, Inc. Employment Agreement

This Amendment is made effective as of July 28, 2003, by and between CoVest Bancshares, Inc. (the "Company"), CoVest Banc, National Association (the "Bank") and Paul A. Larsen ("Executive").

WITNESSETH

Whereas, Company, Bank and Executive have previously entered in that certain Employment Agreement effective as of April 27, 1999, and have previously amended the same (as amended, the "Agreement"); and

WHEREAS, Company, Bank and Executive wish further to amend the Agreement to clarify certain provisions thereof;

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which consideration is mutually acknowledged by the parties, it is hereby agreed as follows:

1. Section 2 is amended to read and appear as follows:

"PERIOD OF EMPLOYMENT AUTOMATIC EXTENSION. The period of Executive's employment under this Agreement (the "Period of Employment") shall commence upon the Effective Date hereof and shall continue for a period of twelve (12) full calendar months thereafter, subject to extension as provided herein or to earlier termination as provided in Paragraph 4 of this Agreement. The Period of Employment shall be automatically extended for twelve (12) additional months on each anniversary date of the Effective Date unless, no later than such anniversary date, either the Board of the Company or a duly authorized committee thereof (the "Board") on behalf of the Company, or Executive gives written notice to the other, that the Period of Employment shall not be so extended; provided, however, that in no event shall the Period of Employment extend beyond the date Executive attains age sixty-five (65). Notwithstanding anything in this Agreement to the contrary, if at any time during the Period of Employment there is a Change in Control (as defined in Paragraph 4), the Period of Employment shall automatically extend to a date which is the first to occur of (a) the date which is twenty-four (24) months from the date of the Change in Control, and (b) the date Executive attains age sixty-five (65)."

2. Section 3(e) is amended by revising the last sentence of Section 3(e) to read as follows:

"Notwithstanding the foregoing, in the event of the termination of Executive's employment with the Company and the Bank under circumstances constituting an Event of Termination (as defined in Paragraph 4(b) of this Agreement), the Company, or its successor, shall: (i) continue Executive's health insurance coverage comparable to the coverage as of the date of termination of Executive's employment until the earlier of the date Executive (x) would be eligible for coverage under Medicare, or any successor to the Medicare program, or (y) reaches the age of 67; (ii) not require Executive to pay any greater amount for such coverage as Executive shall be paying as of the date of his termination of employment; and (iii) permit Executive to add dependents to such coverage at the same cost, if any, paid by similarly situated senior executives for dependent coverage."

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed at Des Plaines, Illinois on the date above set forth.

CoVest Bancshares, Inc.

By: /s/ JAMES L. ROBERTS
    James L. Roberts
    President and Chief Executive Officer


CoVest Banc, National Association

By: /s/ JAMES L. ROBERTS
    James L. Roberts
    President and Chief Executive Officer


By: /s/ PAUL A. LARSEN
    Paul A. Larsen